Exhibit 12.1

BioMarin Pharmaceutical Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

The following table presents BioMarin Pharmaceutical Inc.’s ratio of earnings to fixed charges for the last five fiscal years and six months ended June 30, 2003 (in millions):

	Six Months Ended June 30, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998
Loss before income tax expense	$(29.4)	$(77.4)	$(57.4)	$(35.6)	$(26.4)	$(11.9)
Fixed charges	0.7	1.4	1.0	1.1	1.9	0.9

Adjusted earnings	$(28.7)	$(76.0)	$(56.4)	$(34.5)	$(24.5)	$(11.0)

Ratio (1)	—	—	—	—	—	—

(1)    For the six months ended June 30, 2003, and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, no ratios are provided because earnings were insufficient to cover fixed charges.

These computations include us and our consolidated subsidiaries. Ratio of earnings to fixed charges is computed by dividing:

•	earnings before taxes adjusted for fixed charges, minority interest and capitalized interest net of amortization by,

•	fixed charges, which includes interest expense and capitalized interest incurred, plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor, plus amortization of the debt issuance costs.